NEWS RELEASE INTERNATIONAL GAME TECHNOLOGY PLC REPORTS THIRD QUARTER 2022 RESULTS • Consolidated revenue of $1.06 billion, up 8% as reported and 14% at constant currency, with contributions from each segment including over 30% growth in Global Gaming • Operating income of $211 million; operating income margin of 20% at high end of outlook • Adjusted EBITDA of $402 million reflects robust Global Lottery profitability and strong increase from Global Gaming • Received €700 million in gross proceeds from sale of Italian proximity payments business; completed acquisition of iSoftBet, a leading iGaming content provider and third-party aggregator, for approximately €160 million • Net debt leverage improves to 3.1x, the lowest level in Company history • $224 million returned to shareholders via dividends and share repurchases through mid- October, a record level in a fiscal-year period • Targeting upper half of full-year 2022 outlook range LONDON – November 8, 2022 – International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the third quarter ended September 30, 2022. Today, at 8:00 a.m. EST, management will host a conference call and webcast to present the results; access details are provided below. “IGT’s organization along three business segments enables our teams to be focused on developing and delivering best-in-class products and services,” said Vince Sadusky, CEO of IGT. “The accomplishments are evidenced in accelerated revenue and profit expansion in the third quarter, achieving the top-end of our margin outlook. Customer and player demand trends remain encouraging and IGT’s suite of innovative products and solutions has never been better. In addition, we reached the lowest debt leverage in the Company’s history, while returning a record $224 million in capital to shareholders so far this year.” "Our strategy to innovate, optimize, and grow is fueling progress across the portfolio," said Max Chiara, CFO of IGT. “Robust year-to-date cash flows and proceeds from the sale of the Italy proximity payments/ commercial services business, in addition to proactive liability management, enabled us to reduce debt to the lowest level ever. This enhanced credit profile provides greater financial flexibility to execute on the broadened, balanced capital allocation strategy presented at the Investor Day last November." 1

Overview of Consolidated Third Quarter 2022 Results

All amounts from continuing operations	Quarter Ended September 30, 2022	Quarter Ended September 30, 2021	Y/Y Change (%)	Constant Currency Change (%)
($ in millions)				
GAAP Financials:				
Revenue				
Global Lottery	626	652	(4)%	4%
Global Gaming	379	289	31%	34%
Digital & Betting	54	43	27%	34%
Total revenue	**1,060**	**984**	**8%**	**14%**
Operating income (loss)				
Global Lottery	211	234	(10)%	—%
Global Gaming	65	31	107%	113%
Digital & Betting	12	12	(5)%	(3)%
Corporate support expense	(36)	(26)	(38)%	(57)%
Other[1]	(41)	(40)	(1)%	(2)%
Total operating income	**211**	**212**	**—%**	**9%**
Operating income margin	*20%*	*22%*		
Net cash provided by operating activities	**236**	**113**	**109%**	
Cash and cash equivalents	**401**	**435**	**(8)%**	
Earnings per share - diluted	**$1.30**	**$0.31**	**319%**	
Non-GAAP Financial Measures:				
Adjusted EBITDA				
Global Lottery	310	347	(11)%	(1)%
Global Gaming	96	64	50%	55%
Digital & Betting	16	15	4%	6%
Corporate support expense	(19)	(19)	1%	(23)%
Total Adjusted EBITDA	**402**	**407**	**(1)%**	**7%**
Adjusted EBITDA margin	*38%*	*41%*		
Adjusted earnings per share - diluted	**$0.43**	**$0.38**	**13%**	
Free cash flow	**163**	**66**	**148%**	
Net debt	**5,075**	**6,109**	**(17)%**	

[1] Primarily includes purchase price amortization

Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release

2

Key Highlights: • Completed acquisition of iSoftBet, a leading iGaming content provider and third-party aggregator, for approximately €160 million in cash in July 2022 • Successfully completed sale of Italian proximity payments/commercial services business in September 2022 for gross proceeds of €700 million • Strengthened Lottery contract portfolio with four-year extension in New York and seven-year extension in Georgia as primary technology supplier, and a new 10-year instant ticket printing and services contract in Texas • Signed agreement with Santa Casa de Misericórdia de Lisboa to deliver up to 7,200 Retailer Vue™ lottery terminals in Portugal • Award-winning Resort Wallet™ and IGTPay™ cashless gaming solutions deployed enterprise- wide at Station Casinos properties in Las Vegas and at Indigo Sky Casino in Oklahoma • Innovative products and solutions recognized with recent industry awards including "Best Slot Product" for Prosperity Link™ video slot game in the 2022 GGB Gaming & Technology Awards and "Land-Based Product of the Year" for PeakBarTop™ with Sports Betting at 2022 Global Gaming Awards Las Vegas • Expanded IGT's sports betting leadership in Washington State via multi-year contract with Nisqually Red Wind Casino, leveraging IGT's full turnkey solution • Recognized as the top-ranking gaming supplier by the All-In Diversity Project (AIDP) Financial Highlights: Consolidated revenue of $1.06 billion increased 8%, or 14% at constant currency, from $984 million in the prior year • Global Lottery revenue of $626 million, down 4% but up 4% at constant currency, primarily driven by strong, multi-jurisdictional jackpot activity • Global Gaming revenue rose to $379 million, up 31% as reported and 34% at constant currency on significant increases in machine shipments, average selling prices, installed base yields, and intellectual property and multi-year poker site licenses • Digital & Betting revenue increased 27%, 34% at constant currency, to $54 million, primarily driven by iCasino with contributions from the iSoftBet acquisition, new markets in North America, and organic growth Operating income of $211 million consistent with the prior-year period, up 9% at constant currency • Global Lottery operating income of $211 million, down 10% as reported and stable at constant currency, with strong 34% operating income margin despite lower Italy contribution and increased investment in research and development • Global Gaming operating income more than doubled to $65 million on significant operating leverage, partially offset by increased supply chain costs • Digital & Betting operating income of $12 million was relatively consistent with the prior year despite continued investments to fund growth • Corporate support and other expense of $76 million, up from $66 million in the prior year, driven by higher transaction-related expenses Adjusted EBITDA of $402 million, stable as reported and up 7% at constant currency Net interest expense of $73 million compared to $79 million in the prior year, driven by lower average debt balances Foreign exchange gain of $37 million, up from $6 million, primarily reflecting the impact of fluctuations in the EUR/USD exchange rate on debt 3

Other non-operating income of $139 million versus non-operating expense of $1 million in the prior-year period, primarily driven by gain on sale of business and a $120 million incremental accrual associated with the DDI/Benson matter Income tax provision of $21 million compared to $37 million in the prior year, primarily driven by discrete tax benefit arising from the DDI/Benson matter Income from continuing operations of $294 million versus $101 million in the prior-year period, driven by gain on sale of business, higher foreign exchange gains, a decrease in income taxes and cost of debt, partially offset by accrual related to the DDI/Benson matter and loss on extinguishment of debt Net debt of $5.1 billion compared to $5.9 billion at December 31, 2021; Net debt leverage of 3.1x, down from 3.5x at December 31, 2021 Cash and Liquidity Update Total liquidity of $2.2 billion as of September 30, 2022; $0.4 billion in unrestricted cash and $1.8 billion in additional borrowing capacity from undrawn credit facilities Successfully completed a partial tender of certain Senior Secured Notes, repurchasing $400 million of 6.500% Notes due 2025 and €200 million of 3.500% Notes due 2024 Other Developments The Company's Board of Directors declared a quarterly cash dividend of $0.20 per common share • Ex-dividend date of November 25, 2022 • Record date of November 28, 2022 • Payment date of December 9, 2022 Repurchased 2.0 million shares for $39 million in the third quarter at an average price of $19.35 per share and an incremental 0.6 million shares repurchased for $10 million through mid-October; 4.7 million shares repurchased on a year-to-date basis through mid-October for $103 million at an average price of $21.52 per share Completed the purchase of iSoftBet in July 2022 and sale of Italian proximity payments/commercial services business in September 2022 Reached an agreement in principle to settle the Benson v. DoubleDown Interactive LLC, et. al. lawsuit and associated proceedings; the agreement remains contingent upon court approval by the U.S. Federal District Court for the Western District of Washington Introducing Fourth Quarter 2022 Expectations; Targeting Upper Half of Full-Year 2022 Outlook Range Fourth Quarter • Revenue of approximately $1.0 billion • Operating income margin of 18% - 19% includes approximately 150 - 200 basis point impact from iSoftBet acquisition step-up amortization, project-related costs, and restructuring expenses • Assumes EUR/USD exchange rate of 1.00 Full Year • Revenue of $4.1 billion - $4.2 billion • Operating income margin of 20% - 22% • Cash from operations of $850 - $950 million • Capital expenditures of approximately $350 million Earnings Conference Call and Webcast 4

November 8, 2022, at 8:00 a.m. EST To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on IGT’s Investor Relations website at www.IGT.com. A replay will be available on the website following the live event. Comparability of Results All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2022 are calculated using the same foreign exchange rates as the corresponding 2021 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to- period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. Amounts reported in millions are computed based on amounts in thousands. Certain amounts in columns and rows within tables may not foot due to rounding. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts. About IGT IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.IGT.com. Cautionary Statement Regarding Forward-Looking Statements This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall", “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward- looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2021 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. 5

Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward- looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., DDI / Benson Matter provision, gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items. Management believes that Adjusted EBITDA is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EPS represents diluted earnings per share from continuing operations (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., DDI / Benson Matter provision, gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted- average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long- term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale. Cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that Net debt leverage is a useful measure to assess IGT's financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. 6

Constant currency or constant FX is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the month end exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. Contact: Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./ Canada +1 (401) 392-7452 Francesco Luti, +39 06 5189 9184; for Italian media inquiries James Hurley, Investor Relations, +1 (401) 392-7190 7

Select Performance and KPI data: ($ in millions, unless otherwise noted)

GLOBAL LOTTERY	Q3'22	Q3'21	Y/Y Change (%)	Constant Currency Change (%)[1]	Q2'22	Sequential Change as Reported (%)
Revenue						
Service						
Operating and facilities management contracts	561	590	(5)%	3%	581	(3)%
Upfront license fee amortization	(44)	(51)	15%	—%	(46)	5%
Operating and facilities management contracts, net	518	539	(4)%	3%	535	(3)%
Other	70	78	(11)%	3%	85	(18)%
Total service revenue	**588**	**617**	**(5)%**	**3%**	**621**	**(5)%**
Product sales	**39**	**35**	**12%**	**18%**	**27**	**42%**
Total revenue	**626**	**652**	**(4)%**	**4%**	**648**	**(3)%**
Operating income	**211**	**234**	**(10)%**	**—%**	**230**	**(9)%**
Adjusted EBITDA[1]	**310**	**347**	**(11)%**	**(1)%**	**330**	**(6)%**
Global same-store sales growth (%)						
Instant ticket & draw games	(0.5%)	7.1%			(8.6%)	
Multi-jurisdiction jackpots	46.7%	42.2%			10.8%	
Total	**3.3%**	**9.3%**			**(7.4%)**	
North America & Rest of world same-store sales growth (%)						
Instant ticket & draw games	(0.2%)	4.6%			(5.6%)	
Multi-jurisdiction jackpots	46.7%	42.2%			10.8%	
Total	**4.7%**	**7.5%**			**(4.2%)**	
Italy same-store sales growth (%)						
Instant ticket & draw games	**(1.5%)**	**16.3%**			**(17.5%)**	

[1] Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein

8

GLOBAL GAMING	Q3'22	Q3'21	Y/Y Change (%)	Constant Currency Change (%)[1]	Q2'22	Sequential Change as Reported (%)
Revenue						
Service						
Terminal	126	116	8%	10%	123	3%
Systems, software, and other	58	56	4%	7%	56	4%
Total service revenue	**184**	**172**	**7%**	**9%**	**179**	**3%**
Product sales						
Terminal	140	81	72%	77%	108	30%
Other	55	36	54%	59%	44	27%
Total product sales revenue	**195**	**117**	**67%**	**71%**	**151**	**29%**
Total revenue	**379**	**289**	**31%**	**34%**	**330**	**15%**
Operating income	**65**	**31**	**107%**	**113%**	**57**	**15%**
Adjusted EBITDA[1]	**96**	**64**	**50%**	**55%**	**87**	**10%**
Installed base units						
Casino	47,411	48,434	(2)%		46,765	
Casino - L/T lease[2]	1,116	1,144	(2)%		1,133	
Total installed base units	**48,527**	**49,578**	**(2)%**		**47,898**	
Installed base units (by geography)						
US & Canada	32,303	34,347	(6)%		32,270	
Rest of world	16,224	15,231	7%		15,628	
Total installed base units	**48,527**	**49,578**	**(2)%**		**47,898**	
Yields (by geography)[3], in absolute $						
US & Canada	$43.73	$40.79	7%		$42.64	
Rest of world	$6.32	$5.64	12%		$6.20	
Total yields	**$31.09**	**$29.67**	**5%**		**$30.55**	
Global machine units sold						
New/expansion	1,005	1,009	—%		818	
Replacement	7,960	4,692	70%		6,378	
Total machine units sold	**8,965**	**5,701**	**57%**		**7,196**	
US & Canada machine units sold						
New/expansion	959	524	83%		469	
Replacement	5,448	3,451	58%		4,580	
Total machine units sold	**6,407**	**3,975**	**61%**		**5,049**	

[1] Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein

[2] Excluded from yield calculations due to treatment as sales-type leases

[3] Excludes Casino L/T lease units due to treatment as sales-type leases; comparability on a Y/Y basis hindered due to lower active units in the prior year

9

Sequential Constant Change as Q3'22 Q3'21 Y/Y Change Currency Reported GLOBAL GAMING (Continued) (%) Change (%)(1) Q2'22 (%) Rest of world machine units sold New/expansion 46 485 (91)% 349 Replacement 2,512 1,241 102% 1,798 Total machine units sold 2,558 1,726 48% 2,147 Average Selling Price (ASP), in absolute $ US & Canada $15,900 $13,900 14% $15,200 Rest of world $13,900 $14,400 (3)% $13,400 Total ASP $15,400 $14,100 9% $14,600 (1) Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein 10

DIGITAL & BETTING	Q3'22	Q3'21	Y/Y Change (%)	Constant Currency Change (%)[1]	Q2'22	Sequential Change as Reported (%)
Revenue						
Service	54	43	27%	34%	43	28%
Product sales	—	—	(91)%	(91)%	—	(89)%
Total revenue	**54**	**43**	**27%**	**34%**	**43**	**27%**
Operating income	**12**	**12**	**(5)%**	**(3)%**	**8**	**43%**
Adjusted EBITDA[1]	**16**	**15**	**4%**	**6%**	**12**	**32%**

CONSOLIDATED						
Revenue (by geography)						
US & Canada	651	556	17%	17%	585	11%
Italy	247	294	(16)%	(1)%	288	(14)%
Rest of world	161	134	21%	32%	148	9%
Total revenue	**1,060**	**984**	**8%**	**14%**	**1,021**	**4%**

[1] Non-GAAP measures; see disclaimer and reconciliations to the most directly comparable GAAP measure included herein

11

International Game Technology PLC

Consolidated Statements of Operations

($ in millions and shares in thousands, except per share amounts)

Unaudited

	For the three months ended September 30,		For the nine months ended September 30,	
	2022	2021	2022	2021
Service revenue	826	832	2,514	2,634
Product sales	234	152	618	406
Total revenue	**1,060**	**984**	**3,132**	**3,039**
Cost of services	415	422	1,263	1,302
Cost of product sales	149	93	388	253
Selling, general and administrative	207	195	595	588
Research and development	67	63	185	179
Other operating expense	8	—	9	1
Total operating expenses	**849**	**772**	**2,441**	**2,323**
Operating income	**211**	**212**	**691**	**716**
Interest expense, net	73	79	223	264
Foreign exchange gain, net	(37)	(6)	(59)	(62)
Other non-operating (income) expense, net	(139)	1	8	96
Total non-operating (income) expenses	**(103)**	**74**	**172**	**298**
Income from continuing operations before provision for income taxes	315	138	519	418
Provision for income taxes	21	37	74	217
Income from continuing operations	**294**	**101**	**445**	**200**
Income from discontinued operations, net of tax	—	—	—	24
Gain on sale of discontinued operations, net of tax	—	—	—	391
Income from discontinued operations	**—**	**—**	**—**	**415**
Net income	**294**	**101**	**445**	**615**
Less: Net income attributable to non-controlling interests from continuing operations	29	36	105	155
Less: Net loss attributable to non-controlling interests from discontinued operations	—	—	—	(2)
Net income attributable to IGT PLC	**264**	**65**	**339**	**462**
Net income from continuing operations attributable to IGT PLC per common share - basic	**1.31**	**0.32**	**1.67**	**0.22**
Net income from continuing operations attributable to IGT PLC per common share - diluted	**1.30**	**0.31**	**1.66**	**0.22**
Net income attributable to IGT PLC per common share - basic	**1.31**	**0.32**	**1.67**	**2.25**
Net income attributable to IGT PLC per common share - diluted	**1.30**	**0.31**	**1.66**	**2.24**
Weighted-average shares - basic	**201,593**	**205,188**	**202,669**	**205,048**
Weighted-average shares - diluted	**203,105**	**206,899**	**204,104**	**206,728**

12

International Game Technology PLC Consolidated Balance Sheets ($ in millions) Unaudited September 30, December 31, 2022 2021 Assets Current assets: Cash and cash equivalents 401 591 Restricted cash and cash equivalents 116 218 Trade and other receivables, net 674 903 Inventories, net 251 183 Other current assets 448 593 Total current assets 1,890 2,487 Systems, equipment and other assets related to contracts, net 874 937 Property, plant and equipment, net 113 119 Operating lease right-of-use assets 247 283 Goodwill 4,425 4,656 Intangible assets, net 1,331 1,413 Other non-current assets 1,148 1,429 Total non-current assets 8,138 8,836 Total assets 10,028 11,322 Liabilities and shareholders' equity Current liabilities: Accounts payable 668 1,035 Short term borrowings — 52 DDI / Benson Matter provision 270 — Other current liabilities 687 828 Total current liabilities 1,625 1,914 Long-term debt, less current portion 5,485 6,477 Deferred income taxes 282 368 Operating lease liabilities 233 269 Other non-current liabilities 326 323 Total non-current liabilities 6,326 7,437 Total liabilities 7,951 9,351 Commitments and contingencies IGT PLC’s shareholders’ equity 1,582 1,282 Non-controlling interests 495 689 Shareholders’ equity 2,077 1,971 Total liabilities and shareholders’ equity 10,028 11,322 13

International Game Technology PLC
Consolidated Statements of Cash Flows
($ in millions)
Unaudited

	For the three months ended September 30,		For the nine months ended September 30,	
	2022	2021	2022	2021
Cash flows from operating activities				
Net income	294	101	445	615
Less: Income from discontinued operations, net of tax	—	—	—	415
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities from continuing operations:				
DDI / Benson Matter provision	120	—	270	—
Depreciation	75	81	223	246
Amortization	48	51	142	150
Amortization of upfront license fees	46	54	146	164
Loss on extinguishment of debt	13	1	13	92
Stock-based compensation	12	11	34	22
Amortization of debt issuance costs	4	4	11	15
Foreign exchange gain, net	(37)	(6)	(59)	(62)
Deferred income taxes	(59)	(27)	(91)	56
Gain on sale of business	(278)	—	(278)	—
Other non-cash items, net	4	(6)	(6)	(1)
Changes in operating assets and liabilities, excluding the effects of acquisitions and divestitures:				
Trade and other receivables	(38)	(50)	29	(184)
Inventories	(21)	(17)	(74)	(12)
Accounts payable	105	(101)	(30)	(77)
Accrued interest payable	(37)	(25)	(37)	(64)
Accrued income taxes	(70)	(1)	(64)	58
Other assets and liabilities	55	44	(53)	10
Net cash provided by operating activities from continuing operations	**236**	**113**	**621**	**613**
Net cash used in operating activities from discontinued operations	**—**	**—**	**—**	**(31)**
Net cash provided by operating activities	**236**	**113**	**621**	**582**
Cash flows from investing activities				
Proceeds from sale of business, net of cash and restricted cash transferred	497	—	497	—
Proceeds from sale of assets	2	3	15	15
Capital expenditures	(73)	(47)	(226)	(168)
Business acquisitions, net of cash acquired	(142)	—	(142)	—
Other	1	—	1	1
Net cash provided by (used in) investing activities from continuing operations	**284**	**(44)**	**145**	**(152)**
Net cash provided by investing activities from discontinued operations	**126**	**118**	**126**	**852**
Net cash provided by investing activities	**410**	**74**	**271**	**700**
Cash flows from financing activities				
Principal payments on long-term debt	(597)	(424)	(597)	(2,846)
Net (repayments of) proceeds from Revolving Credit Facilities	(203)	(498)	42	17
Net payments of financial liabilities	(38)	(55)	(2)	(52)
Payments of debt issuance costs	(10)	(7)	(10)	(14)
Payments in connection with the extinguishment of debt	(7)	—	(7)	(85)
Proceeds from long-term debt	—	589	—	1,339
Net proceeds from (payments of) short-term borrowings	1	16	(51)	19
Repurchases of common stock	(39)	—	(93)	—
Dividends paid	(40)	—	(121)	—
Dividends paid - non-controlling interests	(4)	—	(177)	(89)
Return of capital - non-controlling interests	(10)	(31)	(58)	(92)
Capital increase - non-controlling interests	—	1	3	12
Other	(2)	(3)	(12)	(12)
Net cash used in financing activities	**(951)**	**(412)**	**(1,085)**	**(1,804)**
Net decrease in cash and cash equivalents and restricted cash and cash equivalents	(305)	(225)	(193)	(522)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(36)	(6)	(98)	(19)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	858	819	808	1,129
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	517	588	517	588
Supplemental Cash Flow Information				
Interest paid	110	104	259	323
Income taxes paid	150	64	229	104

14

International Game Technology PLC Net Debt ($ in millions) Unaudited September 30, December 31, 2022 2021 5.350% Senior Secured U.S. Dollar Notes due October 2023 61 61 3.500% Senior Secured Euro Notes due July 2024 292 564 6.500% Senior Secured U.S. Dollar Notes due February 2025 697 1,093 4.125% Senior Secured U.S. Dollar Notes due April 2026 745 744 3.500% Senior Secured Euro Notes due June 2026 727 844 6.250% Senior Secured U.S. Dollar Notes due January 2027 746 745 2.375% Senior Secured Euro Notes due April 2028 484 562 5.250% Senior Secured U.S. Dollar Notes due January 2029 744 744 Senior Secured Notes 4,495 5,357 Euro Term Loan Facilities due January 2027 966 1,121 U.S. Dollar Revolving Credit Facility A due July 2027 24 — Long-term debt, less current portion 5,485 6,477 Short-term borrowings — 52 Total debt 5,485 6,529 Less: Cash and cash equivalents 401 591 Less: Debt issuance costs, net - U.S. Dollar Revolving Credit Facility A due July 2027 — 10 Less: Debt issuance costs, net - Euro Revolving Credit Facility B due July 2027 9 7 Net debt 5,075 5,922 Note: Net debt is a non-GAAP financial measure 15

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the three months ended September 30, 2022					
	Global Lottery	Global Gaming	Digital & Betting	Business Segments Total	Corporate and Other	Total IGT PLC
Income from continuing operations						294
Provision for income taxes						21
Interest expense, net						73
Foreign exchange gain, net						(37)
Other non-operating income, net						(139)
Operating income (loss)	211	65	12	287	(76)	211
Depreciation	44	27	4	75	—	75
Amortization - service revenue [1]	46	—	—	46	—	46
Amortization - non-purchase accounting	5	2	—	7	1	8
Amortization - purchase accounting	—	—	—	—	40	40
Stock-based compensation	2	2	—	5	7	12
Other [2]	—	—	—	—	8	8
Adjusted EBITDA	**310**	**96**	**16**	**422**	**(19)**	**402**

Cash flows from operating activities - continuing operations	236
Capital expenditures	(73)
Free Cash Flow	**163**

	Pre-Tax Impact	Tax Impact [3][4]	Net Impact
Reported EPS from continuing operations attributable to IGT PLC - diluted			1.30
Adjustments:			
Foreign exchange gain, net	(0.18)	0.04	(0.22)
Amortization - purchase accounting	0.20	0.05	0.15
Loss on extinguishment and modifications of debt, net	0.06	—	0.06
DDI / Benson Matter provision	0.59	0.14	0.45
Gain on sale of business	(1.37)	(0.01)	(1.36)
Other (non-recurring adjustments)	0.05	—	0.04
Net adjustments			(0.87)
Adjusted EPS from continuing operations attributable to IGT PLC - diluted [5]			**0.43**

(1) Includes amortization of upfront license fees
(2) Primarily includes transaction-related costs
(3) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(4) The reported effective tax rate was 6.7%. Adjusted for the above items, the effective tax rate was 36.2%
(5) Adjusted EPS was calculated using weighted average shares outstanding of 203.1 million, which includes the dilutive impact of share-based payment awards

16

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the three months ended September 30, 2021					
	Global Lottery	Global Gaming	Digital & Betting	Business Segments Total	Corporate and Other	Total IGT PLC
Income from continuing operations						101
Provision for income taxes						37
Interest expense, net						79
Foreign exchange gain, net						(6)
Other non-operating expense, net						1
Operating income (loss)	234	31	12	278	(66)	212
Depreciation	48	29	4	81	—	81
Amortization - service revenue [1]	54	—	—	54	—	54
Amortization - non-purchase accounting	8	1	—	10	1	11
Amortization - purchase accounting	—	—	—	—	40	40
Stock-based compensation	3	2	—	5	6	11
Adjusted EBITDA	**347**	**64**	**15**	**426**	**(19)**	**407**

Cash flows from operating activities - continuing operations	113
Capital expenditures	(47)
Free Cash Flow	**66**

	Pre-Tax Impact	Tax Impact [2] [3]	Net Impact
Reported EPS from continuing operations attributable to IGT PLC - diluted			0.31
Adjustments:			
Foreign exchange gain, net	(0.03)	0.06	(0.09)
Amortization - purchase accounting	0.19	0.05	0.15
Net adjustments			0.06
Adjusted EPS from continuing operations attributable to IGT PLC - diluted [4]			**0.38**

[1] Includes amortization of upfront license fees

[2] Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction

[3] The reported effective tax rate was 26.8%. Adjusted for the above items, the effective tax rate was 33.4%

[4] Adjusted EPS was calculated using weighted average shares outstanding of 206.9 million, which includes the dilutive impact of share-based payment awards

17

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the nine months ended September 30, 2022					
	Global Lottery	Global Gaming	Digital & Betting	Business Segments Total	Corporate and Other	Total IGT PLC
Income from continuing operations						445
Provision for income taxes						74
Interest expense, net						223
Foreign exchange gain, net						(59)
Other non-operating expense, net						8
Operating income (loss)	693	174	33	899	(208)	691
Depreciation	131	81	12	223	(1)	223
Amortization - service revenue [1]	146	—	—	146	—	146
Amortization - non-purchase accounting	18	5	—	23	2	25
Amortization - purchase accounting	—	—	—	—	117	117
Stock-based compensation	7	5	1	13	21	34
Other [2]	—	—	—	—	9	9
Adjusted EBITDA	**996**	**264**	**45**	**1,305**	**(60)**	**1,245**

Cash flows from operating activities - continuing operations	621
Capital expenditures	(226)
Free Cash Flow	**395**

	Pre-Tax Impact	Tax Impact [3] [4]	Net Impact
Reported EPS from continuing operations attributable to IGT PLC - diluted			1.66
Adjustments:			
Foreign exchange gain, net	(0.29)	0.12	(0.41)
Amortization - purchase accounting	0.57	0.14	0.43
Loss on extinguishment and modifications of debt, net	0.06	—	0.06
Discrete tax items	—	(0.15)	0.15
DDI / Benson Matter provision	1.32	0.32	1.00
Gain on sale of business	(1.36)	(0.01)	(1.35)
Other (non-recurring adjustments)	0.04	—	0.04
Net adjustments			(0.06)
Adjusted EPS from continuing operations attributable to IGT PLC - diluted [5]			**1.60**

[1] Includes amortization of upfront license fees
[2] Primarily includes transaction-related costs
[3] Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
[4] The reported effective tax rate was 14.3%. Adjusted for the above items, the effective tax rate was 26.9%
[5] Adjusted EPS was calculated using weighted average shares outstanding of 204.1 million, which includes the dilutive impact of share-based payment awards

18

International Game Technology PLC
Reconciliation of Non-GAAP Financial Measures
($ in millions, except per share amounts)
Unaudited

	For the nine months ended September 30, 2021					
	Global Lottery	Global Gaming	Digital & Betting	Business Segments Total	Corporate and Other	Total IGT PLC
Income from continuing operations						200
Provision for income taxes						217
Interest expense, net						264
Foreign exchange gain, net						(62)
Other non-operating expense, net						96
Operating income (loss)	871	7	28	906	(190)	716
Depreciation	144	92	11	247	(1)	246
Amortization - service revenue [(1)]	164	—	—	164	—	164
Amortization - non-purchase accounting	25	4	—	29	3	32
Amortization - purchase accounting	—	—	—	—	118	118
Stock-based compensation	5	4	—	10	12	22
Other	—	—	—	—	1	1
Adjusted EBITDA	**1,209**	**107**	**39**	**1,355**	**(57)**	**1,299**

Cash flows from operating activities - continuing operations	613
Capital expenditures	(168)
Free Cash Flow	**445**

	Pre-Tax Impact	Tax Impact [(2) (3)]	Net Impact
Reported EPS from continuing operations attributable to IGT PLC - diluted			0.22
Adjustments:			
Foreign exchange gain, net	(0.30)	0.08	(0.38)
Amortization - purchase accounting	0.57	0.14	0.43
Loss on extinguishment and modifications of debt, net	0.42	—	0.42
Discrete tax items	—	(0.33)	0.33
Net adjustments			0.81
Adjusted EPS from continuing operations attributable to IGT PLC - diluted [(4)]			**1.03**

(1) Includes amortization of upfront license fees

(2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction

(3) The reported effective tax rate was 52.0%. Adjusted for the above items, the effective tax rate was 34.7%

(4) Adjusted EPS was calculated using weighted average shares outstanding of 206.7 million, which includes the dilutive impact of share-based payment awards

19